OMB APPROVAL
OMB Number: 3235-0286
Expires: November 30, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A @

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Fayette Films, LLC
(Exact name of issuer as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

2 West Main Street, Uniontown, PA 15401, Phone 724-437-2711
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

(Name, address, including zip code and telephone number, including area code, of agent for service)

7812	75-3046369
Primary standard Industrial Classification Code Number	I.R.S. Employer Identification Number

PART I - NOTIFICATION

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indication the intention to become qualified by operation of the terms of Regulation A.

ITEM 1 – Significant Parties:

(a) The issuer has no directors:

(b) The issuers officers are: President, Jason Thomas, P.O. Box 81, Alcova, WY 82620.

Secretary, Ira B. Coldren, Jr., 2 West Main Street, Uniontown, PA 15401.

(c) No additional information has been requested by the staff.

Fayette Films, LLC

JASON THOMAS

Jason Thomas, President

ATTEST:

Ira B. Coldren, Jr, Secretary

TOTAL P.04